Exhibit 99.1

Gildan Announces Executive Leadership Changes including CFO Transition

•	Chuck Ward, currently President, Sales, Marketing and Distribution, appointed EVP, Chief Operating Officer

•	Rhodri J. Harries, EVP, Chief Financial and Administrative Officer, to retire on January 1, 2026

•	Luca Barile, currently CFO, Sales, Marketing and Distribution, to succeed as EVP, Chief Financial Officer

Montreal, Wednesday, February 19, 2025 - Gildan Activewear Inc. (GIL: TSX and NYSE) today announced the following executive leadership nominations and a CFO transition as part of a multi-year succession planning process, which are intended to ensure strong continuity as the Company drives forward with the Gildan Sustainable Growth Strategy:

•	Chuck Ward, currently President, Sales, Marketing and Distribution, has been appointed to the newly created role of Executive Vice President, Chief Operating Officer (EVP and COO) effective March 1, 2025, and will continue to report to Glenn J. Chamandy, President and CEO. Chuck joined Gildan in 2011 through the acquisition of GoldToe Moretz, where he had served as EVP and Chief Financial Officer and initially led the integration of GoldToe into Gildan. Over the years, he has held several senior roles at Gildan, including leading our yarn spinning operations, overseeing supply chain planning, running our sales, marketing and distribution organization while gaining strong experience in manufacturing.

•	Separately, and after almost 10 years in the EVP, Chief Financial and Administrative Officer role, Rhodri (Rhod) J. Harries, has informed the Board of his intention to retire on January 1, 2026. The Company announced that Luca Barile, currently CFO, Sales, Marketing and Distribution, will succeed Rhod, as EVP, Chief Financial Officer, assuming responsibilities on March 1, 2025. To facilitate a smooth transition over a full 10 months, Rhod will retain his Chief Administrator Officer role until his retirement. Luca Barile began his career as a Senior Auditor at a large accounting firm in 2008 before joining Gildan in 2012. At Gildan, Luca has held various roles in Financial Planning and Analysis, Internal Audit and Enterprise Risk Management, before being promoted to his current role in 2023 as CFO for Sales, Marketing and Distribution.

“I would like to express my deep appreciation to Rhod who has guided our financial performance through many key phases for our Company. Since 2015, he has been an invaluable partner to me, his executive peers and to his teams. He has safeguarded the Company’s solid financial position through disciplined capital allocation, contributing to the achievement of our long-term financial objectives and setting the stage for the future. Although we will still be working together through 2025, I wish him well in retirement next year and want to thank him for his significant contribution to our success” said Glenn J. Chamandy.

Glenn added “I am very pleased to welcome Chuck and Luca into their new roles, appointments that are a testament to our internal bench strength and the effectiveness of our multi-year succession planning efforts. They are both outstanding leaders who are well positioned to step into their roles as we continue to achieve our financial goals, pursue the next exciting stage in Gildan’s growth strategy and drive enhanced long-term value for our stakeholders”.

Fourth-Quarter and Full Year 2024 Results

In a separate press release issued concurrently today, Gildan announced results for fourth quarter and full year ended December 29, 2024, and initiated annual guidance for 2025. A conference call will be held at 8:30 AM ET, and details to access the conference call is available in the press release.

About Gildan

Gildan is a leading manufacturer of everyday basic apparel. The Company’s product offering includes activewear, underwear and socks, sold to a broad range of customers, including wholesale distributors, screenprinters or embellishers, as well as to retailers that sell to consumers through their physical stores and/or e-commerce platforms and to global lifestyle brand companies. The Company markets its products in North America, Europe, Asia Pacific, and Latin America, under a diversified portfolio of Company-owned brands including Gildan®, American Apparel®, Comfort Colors®, GOLDTOE®, and Peds®, and under an exclusive licensing agreement for the printwear channel for Champion®.

Gildan owns and operates vertically integrated, large-scale manufacturing facilities which are primarily located in Central America, the Caribbean, North America, and Bangladesh. Gildan operates with a strong commitment to industry-leading labour, environmental and governance practices throughout its supply chain in accordance with its comprehensive ESG program embedded in the Company's long-term business strategy. More information about the Company and its ESG practices and initiatives can be found at www.gildancorp.com.

Investor inquiries:	Media inquiries:
Jessy Hayem, CFA	Genevieve Gosselin
Senior Vice-President, Head of Investor Relations	Director, Global Communications and
and Global Communications	Corporate Marketing
(514) 744-8511	(514) 343-8814
jhayem@gildan.com	communications@gildan.com